Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 7,000,000.00	0.0001381	$ 966.70
Fees Previously Paid
	Total Transaction Valuation:	$ 7,000,000.00
	Total Fees Due for Filing:			$ 966.70
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 966.70
Offering Note
[1]	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 291,737 Shares (approximately 10.0% of the net assets of the Fund as of April 30, 2026) based on a net asset value per Share as of close of business on April 30, 2026 of $23.99.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources